Exhibit 99.1

China Customer Relations Centers, Inc. to Hold Extraordinary General Meeting of Shareholders

TAI’AN, China, May 07, 2021 /PRNewswire/ — China Customer Relations Centers, Inc. (Nasdaq: CCRC) (the “Company”), a leading e-commerce and financial services business process outsourcing (“BPO”) service provider in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on June 18, 2021 at 9:00 a.m. (Beijing Time), at the Company’s office located at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, 271000, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated March 12, 2021, by and among the Company, Taiying Group Ltd., a business company incorporated in the British Virgin Islands (“Parent”) and Taiying International Inc., a business company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), the plan of merger (the “Plan of Merger”) and articles of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands for the purposes of the merger, and any and all transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, the Merger Sub will merge with and into the Company and cease to exist, with the Company being the surviving company and becoming a wholly-owned subsidiary of the Parent (the “Merger”). If consummated, the Merger would result in the Company becoming a privately held company, and its common shares, par value US$0.001 per share, would no longer be listed or traded on the Nasdaq Capital Market.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent directors established by the Board, composed solely of directors who are unaffiliated to the management of the Company, or to any person participating as a buyer or rollover shareholder in the Merger, authorized and approved the Merger Agreement, the Plan of Merger, the articles of merger, and the consummation of the transactions contemplated thereby, including the Merger, and recommends that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger, the articles of merger, and the consummation of the transactions contemplated thereby, including the Merger.

Shareholders of record at the close of business in the British Virgin Islands on May 17, 2021 will be entitled to attend and vote at the EGM and any adjournment thereof.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website www.sec.gov. In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to shareholders.

SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About China Customer Relations Centers, Inc.

The Company is a leading e-commerce and financial services BPO service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

●	customer relationship management;
●	technical support;
●	sales;
●	customer retention;
●	marketing surveys; and
●	research.

The Company’s service is currently delivered in Provinces of Shandong, Jiangsu, Liaoning, Guangdong, Yunnan, Hubei, Sichuan, Hebei, Anhui, Xinjiang, Guangxi, Jiangxi, Heilongjiang, and Chongqing. More information about the Company can be found at: www.ccrc.com.

Safe Harbor Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions and other factors that could cause actual results to differ materially from those contained in any such statements. Risks, uncertainties and assumptions include, but are not limited to the following: uncertainties as to the expected benefits and costs of the proposed Merger, the expected timing of the completion of the Merger, and the parties’ ability to complete the Merger considering the various closing conditions; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386

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